BALLAD gold & silver ltd.

BALLAD GOLD & SILVER LTD

12g3-2(b): 82-4000
Standard & Poor's Listed
TSX Venture Exchange: BGS
OTC: BLDGF

Tel:
internet: www.balladnet.com
email: ajb@balladnet.com

NEWS RELEASE ***January 20, 2006***

PENASCUDO UPDATE

Ballad Gold & Silver Ltd. ("Ballad") **BGS – TSX.V** is pleased to report on its progress on the Peñascudo Gold/Silver Project in Chubut Province, Argentina.

Ballad's Argentinean representatives continue to work with Local Authorities to resolve considerations raised by 2 of 12 interested parties with surface rights to Ballad's Peñascudo Gold & Silver Project. Ballad's Argentinean subsidiary, San Antonio, now holds the minas granted by the Argentinean Government. These minas, transferred from Golden Arrow Resources Corporation, provide Ballad with the rights to carryout advanced exploration and mining on the Peñascudo Project.

Ballad's crews are standing by. Upon resolution of the surface-rights holders' considerations by the Authorities is received, an Environmental Study focused on project development including further surface sampling, mapping, trenching, drilling and bulk sampling will begin.

Ballad continues to develop and build contacts with the local community and landowners in Argentina in connection with its planned exploration and development at Peñascudo.

The Peñascudo Gold & Silver Project is defined by its high-grade gold and silver values at the El Rey Vein.

The El Rey Vein has returned chip samples as high as 1,365 grams per ton (39.81 ounces per ton) gold and 1,730 grams per ton (50.46 ounces per ton) silver within a 35 cm wide vein (true width). Sampling within this vein has ranged from 0.083 grams per ton gold to 1,365 grams per ton gold while silver has ranged from 1.5 grams per ton to 1,730 grams per ton.

The presence of visible high grade gold within the El Rey Vein confirms the system's potential to host high grade gold and silver mineralization within a Low Suphidation Epithermal system.

During previous exploration Ballad's geologists focused on discovering surface evidence of an extension of the El Rey Vein. The area is believed to be covered by thin overburden. Additional gold and silver mineralization was discovered approximately 200 metres along strike northeast of the El Rey Vein. This apparent extension of the El Rey Vein outcropped for a strike length of over 21 meters and measured between 0.15 to 0.30 meters in width on surface. Preliminary chip samples of this vein returned anomalous gold values between 0.278 and 0.438 grams per ton.

This apparent extension of the El Rey Vein suggests the vein may be more than 255 metres in strike length along surface alone. Most of the El Rey Vein remains covered by overburden and Ballad plans to expose this vein and any possible extensions along strike through trenching when exploration resumes.

Ballad's geologists discovered a second, high-grade vein located 60 meters to the north of the El Rey Vein.

Named the La Reina (the Queen) vein this second high grade vein outcrops briefly through the overburden for 6 metres along strike. Three chip samples collected from this 10 cm wide vein, returned 0.203, 7.92 and 15.60 grams per ton gold and 3.5, 203 and 201 grams per ton silver respectively.

This second gold vein runs parallel to the El Rey vein and is open on both ends along strike as it dips under overburden to the northeast and southwest and is also an excellent target for trenching to extend known mineralization to the northeast and southwest.

The El Rey vein, its possible extension, and the La Reina vein are high priority trenching targets. The presence of visible gold and high-grade gold and silver values within a multi-vein system is considered to be encouraging by Ballad's geologists in the hunt for a Bonanza-grade, Low Sulphidation Epithermal deposit.

Dr. Bohumil Molak, P.Geo, is the qualified person for this project and has reviewed this news release.

Ballad has the right to earn up to an 85% interest in the project from Golden Arrow, subject to a 1.5% NSR royalty by incurring US $1,800,000 in exploration over 5 years.

BALLAD GOLD & SILVER LTD.

Per: *"Anthony J. Beruschi"*
Anthony J. Beruschi, President

For further information please contact the president, Anthony J. Beruschi B.Sc. LLB.
at 604.682.7159 or 1.888.880.2288 or ajb@balladnet.com

82-4000

BALLAD
gold & silver ltd.

RECEIVED
2006 MAR 14 P 12:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BALLAD GOLD & SILVER LTD.

12g3-2(b): 82-4000
Standard & Poor's Listed
TSX Venture Exchange: BGS
OTC: BLDGF

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Tel: 604.682.7159 ~ Fax: 604.669.5886
Toll Free: 888.880.2288
Internet: www.balladnet.com
email: ajb@balladnet.com

NEWS RELEASE ***February 10, 2006***

OPTIONS GRANTED

Ballad Gold & Silver Ltd. ("Ballad") **BGS – TSX.V** announces that it has granted Incentive Stock Options on 2,078,575 shares of the Company's capital stock, exercisable for up to two years at a price of $0.25 per share, which price is not lower than the last closing price of the Company's shares prior to this announcement less the applicable discount.

The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

BALLAD GOLD & SILVER LTD.

Per: *"Anthony J. Beruschi"*

Anthony J. Beruschi, President

For further information please contact the president, Anthony J. Beruschi B.Sc. LLB. at 604.682.7159 or 1.888.880.2288 or ajb@balladnet.com

82-4000

BALLAD gold & silver ltd.

BALLAD GOLD & SILVER LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Tel: 604.682.7159 ~ Fax: 604.669.5886
Toll Free: 888.880.2288
Internet: www.balladnet.com
email: ajb@balladnet.com

12g3-2(b): 82-4000
Standard & Poor's Listed
TSX Venture Exchange: BGS
OTC: BLDGF

NEWS RELEASE ***March 3, 2006***

PRIVATE PLACEMENT UPDATE

Ballad Gold & Silver Ltd. ("Ballad" or the "Company") **BGS – TSX.V** announces that, further to its news release of November 24, 2005, it has completed a $276,500 portion of its $1,000,000 private placement. Ballad has issued 4,006,250 units of its securities at $0.08 per unit, each unit consisting of one common share and one two-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.105 per share. The units are restricted from trading until June 18, 2006. Ballad anticipates closing the remainder of the private placement shortly.

BALLAD GOLD & SILVER LTD.

Per: *"Anthony J. Beruschi"*

Anthony J. Beruschi, President

For further information please contact the president, Anthony J. Beruschi B.Sc. LLB. at 604.682.7159 or 1.888.880.2288 or ajb@balladnet.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

82-4000

BALLAD GOLD & SILVER LTD.

BALLAD gold & silver ltd.

12g3-2(b): 82-4000
Standard & Poor's Listed
TSX Venture Exchange: BGS
OTC: BLDGF

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Tel: 604.682.7159 ~ Fax: 604.669.5886
Toll Free: 888.880.2288
Internet: www.balladnet.com
email: ajb@balladnet.com

NEWS RELEASE ***March 3, 2006***

CORRECTION

Ballad Gold & Silver Ltd. ("Ballad") (**BGS – TSX.V**) wishes to correct its news release issued earlier today which erroneously stated that Ballad closed a $276,500 portion of its $1,000,000 private placement. Rather, this should have read a $320,500 portion.

BALLAD GOLD & SILVER LTD.

Per: *"Anthony J. Beruschi"*

Anthony J. Beruschi, President

For further information please contact the president, Anthony J. Beruschi B.Sc. LLB. at 604.682.7159 or 1.888.880.2288 or ***ajb@balladnet.com***

RECEIVED
2006 MAR 14 P 12:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FORM 45-106F1

REPORT OF EXEMPT DISTRIBUTION

Issuer information

1. State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

BALLAD GOLD & SILVER LTD.
Name of issuer
501 - 905 West Pender Street, Vancouver, BC, Canada V6C 1L6
Address
(604) 682-7159
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta.

3. Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

- ☐ Bio-tech
- Financial Services
  - ☐ investment companies and funds
  - ☐ mortgage investment companies
- ☐ Forestry
- ☐ Hi-tech
- ☐ Industrial
- Mining
  - ☑ exploration/development
  - ☐ production
- ☐ Oil and gas
- ☐ Real estate
- ☐ Utilities
- ☐ Other (describe)

Details of distribution

4. Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

5. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

March 3, 2006

6. For each security distributed:

(a) Describe the type of security,
(b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date, and
(c) State the exemption(s) relied on.

3,456,250 units at a price of $0.08 per unit, each unit comprised of one common share and one two-year transferable share purchase warrant, each such warrant entitling the holder to purchase one additional common share at a price of $0.105 on or before February 17, 2008.

Exemption Relied On	Number of Securities
Section 2.3 of NI 45-106	112,500 units
Section 2.5 of NI 45-106	3,343,750 units

7. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	7	$0.08	$276,500
Total number of Purchasers	7		
Total dollar value of distribution in all jurisdictions (Canadian $)			$276,500

Note [1]: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

8. Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible

securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)				
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution	
N/A					

9. If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: March 3, 2006.

BALLAD GOLD & SILVER LTD.
Name of issuer (please print)

Raymond Roland, Director – Tel.: (604) 682-7159
Print name, title and telephone number of person signing

Roland
Signature

10. State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

Gwen Wegner, Paralegal – Tel.: (604) 669-3116

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities or, where applicable, the regulators under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or, where applicable, the regulator in the jurisdiction(s) where the form is filed, at the address(es) listed at the end of this report.

Authorization of Indirect Collection of Personal Information for Distributions in Ontario

The attached Schedule I contains personal information of purchasers and details of the distribution(s). The issuer hereby confirms that each purchaser listed in Schedule I of this report

a. has been notified by the issuer
   (1) of the delivery to the Ontario Securities Commission of the information pertaining to the person as set out in Schedule I,
   (2) that this information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation,
   (3) that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and
   (4) of the title, business address and business telephone number of the public official in Ontario, as set out in this report, who can answer questions about the Ontario Securities Commission's indirect collection of the information, and
b. has authorized the indirect collection of the information by the Ontario Securities Commission.

82-4000

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102

Item 1. <u>**Reporting Issuer**</u>

Ballad Gold & Silver Ltd. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. <u>**Date of Material Change**</u>

January 18, 2006

Item 3. <u>**News Release**</u>

News Release dated January 18, 2006 and disseminated to the Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. <u>**Summary of Material Change**</u>

The Issuer announces that it is currently reviewing several exploration properties in Peru for acquisition.

Item 5. <u>**Full Description of Material Change**</u>

The Issuer announces that it is currently reviewing several exploration properties in Peru for acquisition.

The Issuer has a long history of property acquisitions, exploration and development in Peru including the acquisition of all the Peruvian properties, assets and data base of TVX Gold Inc. in 1997.

The properties under review include gold, silver, copper and zinc properties in advanced to grassroots stages.

The Issuer is utilizing its contacts, data base and former geologists to assist with its acquisition program. The Issuer has an established infrastructure in Peru including wholly owned subsidiaries.

Further information on possible acquisitions will be released as developments occur.

Item 6. **Reliance on Section 7(2) of National Instrument 51-102**

The Issuer is not relying on Section 7(2) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 25th day of January, 2006.

"Raymond Roland"
Raymond Roland, Director

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Ballad Gold & Silver Ltd. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

January 20, 2006

Item 3. **News Release**

News Release dated January 20, 2006 and disseminated to the Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is pleased to report on its progress on the Peñascudo Gold/Silver Project in Chubut Province, Argentina.

Item 5. **Full Description of Material Change**

The Issuer is pleased to report on its progress on the Peñascudo Gold/Silver Project in Chubut Province, Argentina.

The Issuer's Argentinean representatives continue to work with Local Authorities to resolve considerations raised by 2 of 12 interested parties with surface rights to the issuer's Peñascudo Gold & Silver Project. The Issuer's Argentinean subsidiary, San Antonio, now holds the minas granted by the Argentinean Government. These minas, transferred from Golden Arrow Resources Corporation, provide Issuer with the rights to carryout advanced exploration and mining on the Peñascudo Project.

The Issuer's crews are standing by. Upon resolution of the surface-rights holders' considerations by the Authorities is received, an Environmental Study focused on project development including further surface sampling, mapping, trenching, drilling and bulk sampling will begin.

The El Rey vein, its possible extension, and the La Reina vein are high priority trenching targets. The presence of visible gold and high-grade gold and silver values within a multi-vein system is considered to be encouraging by the Issuer's geologists in the hunt for a Bonanza-grade, Low Sulphidation Epithermal deposit.

Dr. Bohumil Molak, P.Geo, is the qualified person for this project and has reviewed this news release.

The Issuer has the right to earn up to an 85% interest in the project from Golden Arrow, subject to a 1.5% NSR royalty by incurring US $1,800,000 in exploration over 5 years.

Item 6. **Reliance on Section 7(2) of National Instrument 51-102**

The Issuer is not relying on Section 7(2) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 25th day of January, 2006.

"Raymond Roland"
Raymond Roland, Director

82-400

TSX Venture Exchange

March 2, 2006

Via FAX: 604-669-5886

Beruschi & Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Gwen Wegner

Dear Sir\Madame:

Re: Ballad Gold & Silver Ltd. (the "Company") -#111650
- Stock Option Plan - Rolling

TSX Venture Exchange (the "Exchange") has accepted for filing the Company's Stock Option Plan (the "Plan"), which was approved by the Company's shareholders at the Annual General Meeting that was held on July 15, 2005. The Company has implemented a rolling stock option plan whereby a maximum of 10% of the issued shares will be reserved for issuance under the Plan.

The Company is to provide our office with the Summary Form (Form 4G) at the end of each calendar month in which the stock options are granted. The Exchange will not be issuing an acceptance letter upon receipt of the form. These forms will be subject to an audit and the Exchange may contact the Company with further questions.

We wish to remind the Company that shareholder approval must be obtained yearly at the Company's Annual General Meeting. In addition, the Plan must be submitted for Exchange review and acceptance each year.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6535 / FAX: (604) 844-7502 / EMAIL: justine.wong@tsxventure.com.

Yours truly,

Justine Wong
Senior Analyst
Listed Issuer Services

JW\nl
cc: Ballad Gold & Silver Ltd.
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